Room 4561

August 3, 2007

Dawna Ferguson
Secretary
Silverstar Holdings, Ltd.
1900 Glades Road, Suite 435
Boca Raton, FL 33431

Re: Silverstar Holdings, Ltd.
Revised Preliminary Proxy Statement on Schedule 14A filed July 30, 2007
File No. 0-27494

Dear Ms. Ferguson:

We have reviewed your revised preliminary proxy statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. References to page numbers in the comments below refer to the revised proxy statement marked to show changes that was provided to us by counsel.

Revised Preliminary Proxy Statement on Schedule 14A

Proposal 2, page 17

Indemnity, page 18

1. Please refer to prior comment 8 from our letter dated July 25, 2007. We note your response that the Companies Amendment Act of 2006 simply clarified the circumstances under which a company could fund the costs of defending proceedings against directors and officers in circumstances where there have been allegations of fraud or dishonesty against them. You also state that the proposed amendment to the Bye-laws would eliminate “willful negligence” and “willful default” from the exception to the indemnity provisions in accordance with the Companies Amendment Act. However, the disclosure in the proxy statement does not appear to sufficiently disclose the exact changes to the indemnification provisions of your Bye-laws for which you are seeking approval. You should expand your disclosure to describe the revisions to Section 30 of your Bye-laws. Your expanded disclosure should provide a clear understanding of your current indemnification provisions, the proposed revisions to those provisions, the

reason(s) for such revisions, and whether such revisions expand or contract the scope of the indemnification protection afforded to your officers and directors to allow stockholders to make an informed decision on such a change to your governing instrument. Based upon the analysis provided, we are unable to concur that the proposed revisions to these provisions are not material to shareholders such that this issue should unbundled from the other proposed changes to your Bye-law to allow shareholders an opportunity to approve each separate matter intended to be acted upon.

2.   Please refer to prior comment 9 from our letter dated July 25, 2007. We note your response to our prior comment. However, based upon the materiality analysis provided in response to prior comment 8, we are unable to concur with your conclusion that the amendments to your indemnification provisions are not material and the disclosure requested by our prior comment 9 should not be provided to investors. We continue to believe that your disclosure should explain the circumstances in which the Bye-laws require indemnification for civil or criminal actions. You should also revise to state whether there are any pending or threatened actions against your any of your officers or directors for which you anticipate funding the costs of proceedings against such individuals, subject to this revised provision.

General

3.   Please ensure that your response to these comments is accompanied by a letter from the company providing the representations requested in the closing of our prior comment letter. That is, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this regard, we note that the response letter containing these representations is signed by counsel and not an authorized officer of Silverstar Holdings, Ltd.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within

10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 704-5919
         Joseph Walsh, Esq.
         Troutman Sanders LLP
         Telephone: (212) 704-6030